Curtis, Mallet-Prevost, Colt & Mosle LLP

Frankfurt	Muscat
Houston	Paris
London	Stamford
Mexico City	Washington, D.C.
Milan
Attorneys and Counsellors at Law
101 Park Avenue
New York, New York 10178-0061
Telephone 212-696-6000
Facsimile 212-697-1559
E-Mail info@cm-p.com
Internet www.cm-p.com

August 14, 2006
VIA EDGAR
Peggy Fisher, Esq.
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	pSivida Limited
Amendment No. 1 to Registration Statement on Form F-3
Filed June 29, 2006
File No. 333-132776
Amendment No. 1 to Registration Statement on Form F-3
Filed June 29, 2006
File No. 333-132777
Registration Statement on Form F-3
Filed June 29, 2006
File No. 333-135428
Dear Ms Fisher:
On behalf of our client pSivida Limited (“pSivida” or the “Company”), we are herein responding to comments from the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated July 13, 2006 regarding the Company’s Registration Statements on Form F-3 referenced above.
Concurrently with the transmission of this letter via EDGAR, the Company has filed: (1) Amendment No. 2 to Registration Statement on Form F-3, originally filed March 28, 2006 (File No. 333-132776); (2) Amendment No. 2 to Registration Statement on Form F-3, originally filed on March 28, 2006 (File No. 333-132777); (3) Amendment No. 1 to Registration Statement on Form F-3, originally filed on June 29, 2006 (File No. 333-135428) (the foregoing registration statements described in (1), (2), and (3) above, the “Registration Statements”) and (4) Amendment No. 1 to Form 6-K originally furnished on May 12, 2006, relating to the

Ms. Peggy Fisher, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP	Page 2	August 14, 2006
Attorneys and Counsellors at Law
Supplemental Disclosure of pSivida Limited Related to its Rights Offering Prospectus, dated May 10, 2006 (File No. 000-51122).
Each of the Staff’s comments has been repeated in its entirety for ease of reference and is followed by the Company’s response thereto and, where applicable, the proposed revisions the Company intends to make to each of the Registration Statements.
Capitalization and Indebtedness
1.	With a view towards disclosure, please provide to us a rollforward of the December 31, 2005 balance for your debt to the debt shown in the table on this page. It appears that the amount on page 22 may include amounts related to your conversion option derivative.

The Company respectfully advises that the amount of short-term debt disclosed in the Capitalization and Indebtedness table has been revised to exclude the value of the conversion option derivative. The following provides the rollforward analysis of the December 31, 2005 borrowings balance to the corresponding amount in the capitalization and indebtedness table as at May 31, 2006.

A$
Borrowings as at December 31, 2005	12,658,567
Amortization of costs for 5 month period	1,084,216
Foreign exchange adjustment of US dollar balances	(748,850)

Borrowings as at May 31, 2006	$12,993,933

Unaudited Pro Forma Consolidated Financial Information
2.	We note that you incorporate by reference to your Form 6-K furnished on December 22, 2005 the pro forma information for the CDS acquisition as of June 30, 2005 and for the year ended June 30, 2005. Please revise the filing to either:
a)	remove your incorporation by reference of the prior pro forma statements, or

b)	discuss why you include, or incorporate, both sets of pro forma statements and discuss any significant differences to allow a reader to understand the nature and magnitude of those changes.
The Company has modified the disclosure under Incorporation by Reference to remove the incorporation by reference to the prior pro forma statements.
Unaudited Pro Forma Statement of Operations for the Six Months Ended December 31, 2005
3.	Please revise your filing to remove the basic and diluted earnings per share related to your pro forma adjustments column from your pro forma statement of operations for the six months ended December 31, 2005.

Ms. Peggy Fisher, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP	Page 3	August 14, 2006
Attorneys and Counsellors at Law
The Company modified its Unaudited Pro Forma Statement of Operations for the Six Months Ended December 31, 2005 to remove the basic and diluted loss per share related to the pro forma adjustments column.
Note 2. Purchase Price Allocation
4.	Please refer to prior comment 4. Please disclose the basis for determining the value of the shares issued in the acquisition. Refer to the paragraph 51(d) of SFAS 141.

In response to the Staff’s comment, the Company disclosed the basis for determining the value of the shares issued in the acquisition in Note 2 to the Unaudited Pro Forma Consolidated Financial Information.

5.	Reference is made to adjustment (f). We note on page F-29 that you issued 1,211,180 unvested ordinary shares in connection with employee retention agreements for which employee service subsequent to the consummation date of the acquisition is required. We further note that you modified these awards pursuant to an agreement to extend the vesting of these awards to vesting periods ranging from 13 to 15 months. Please tell and revise your notes to the pro forma financial statements to disclose how you determined the fair value of these non-vested shares. Within your discussion and to enhance a reader’s understanding, please disclose the impact, if material, that this modification would have on your pro forma statement of operations.

In response to the Staff’s comment, the Company has disclosed how it determined the fair value of the 1,211,180 nonvested shares in Note 2 to the Unaudited Pro Forma Consolidated Financial Information.

The Company respectfully refers the Staff to Note 3(f) to the Unaudited Pro Forma Consolidated Financial Information which discloses that the modification is not reflected in the pro forma statement of operations as the modification is not directly attributable to the acquisition, and hence does not qualify as a pro forma adjustment. Notwithstanding the foregoing, the Company does consider that if this modification did otherwise qualify as a pro forma adjustment, the impact of the modification would not be material.
Note 5. Patents
6.	Please refer to prior comment 6. We note that you allocated a significant portion of the purchase price to patents and patent applications that relate to CDS’ Retisert for Uveitis products that have been approved by the Food and Drug Administration (FDA) and to CDS’ Medidur product for Diabetic Macular Edema (DME) that is in pivotal Phase III trials. Since CDS’ Medidur product for Diabetic Macular Edema (DME) is in Phase III trials and has not been approved by the FDA, please tell us your consideration of why this intangible asset does not meet the definition of in-process research and development under U.S. GAAP. Please refer to SFAS 2, as amended, FIN 4-1, and EITF 86-14.

Curtis, Mallet-Prevost, Colt & Mosle LLP Attorneys and Counsellors at Law	Page 4	Ms. Peggy Fisher, Esq. August 14, 2006
Upon further consideration of the guidance in the AICPA Practice Aid, Assets Acquired in a Business Combination to Be Used in Research and Development Activities: A Focus on Software, Electronic Devices, and Pharmaceutical Industries, the Company respectfully advises that the portion of the purchase price allocated to CDS’ Medidur™ product for DME (A$31,539,980) does meet the definition of in-process research and development (“IPR&D”) under U.S. GAAP as the product is currently in Phase III clinical trials and has not been approved by the FDA. Although the product candidate may have significant future importance, the Company considers that Medidur for DME does not have an alternative future use other than the technological indications for which it is in development. As such, the amount is immediately expensed for U.S. GAAP purposes on the acquisition date. This change in accounting is deemed to be a correction of an error, and accordingly, the Company restated the U.S. GAAP reconciliation, U.S. GAAP condensed financial statements and pro forma financial statements for the period of acquisition. The Company refers the Staff to Notes 12 and 14 to the unaudited interim financial statements as well as the pro forma financial statements for the restated amounts. Note 12 to the unaudited interim financial statements also includes a discussion of the restatement.
The Company supplementally advises the Staff that it has also reclassified the estimated fair value of Medidur for DME as IPR&D under A-IFRS and has modified Note 6 to the unaudited interim financial statements accordingly. This refinement of the preliminary estimate of the allocation of the CDS purchase price is accounted for as a change in estimate and does not constitute a correction of an error under A-IFRS on the basis that it is a reclassification within the “Other intangible assets” line item, pending FDA approval. The Company acknowledges that it did recognize one day of amortization of the IPR&D in the A-IFRS consolidated statement of operations (from the date of acquisition on December 30 to the period end of December 31), but such amount is immaterial. The Company will cease amortization of the IPR&D under A-IFRS until the assets become successfully developed and are available for use. The Company anticipates that, on FDA approval, the assets will be available for use and will be reclassified to patents and amortized therefrom.
Incorporation by Reference
7.	We note that you incorporate by reference a prior version of your June 30, 2005, 2004, and 2003 financial statements from your Form 6-K furnished on December 22, 2005. In light of the updated financial statements for the same periods now incorporated by reference from the Form 20-F filed on January 18, 2006, please remove your incorporation by reference of the financial statements included in your Form 6-K furnished on December 22, 2005.

The Company modified the disclosure to remove the incorporation by reference to the Company’s financial statements included in the Form 6-K furnished on December 22, 2005.

Curtis, Mallet-Prevost, Colt & Mosle LLP Attorneys and Counsellors at Law	Page 5	Ms. Peggy Fisher, Esq. August 14, 2006
Index to Financial Statements
Condensed Consolidated Statement of Operations
8.	We note that you include the functional expense category entitled “research and development expenses” as a separate line item within your condensed statement of operations for the six months ended December 31, 2005 and 2004. We further note that you classify other categories of expenses such as employee expenses and professional expenses by the nature of the expense. Please classify your expenses based upon either the nature of the expense or its function, whichever provides information that is reliable and more relevant. Refer to the guidance in paragraphs 88-94 of IAS 1.

After considering the guidance in paragraphs 88 – 94 of IAS 1, the Company determined that the function of expense method provides the most relevant and reliable information. Accordingly, the Company modified the condensed consolidated statement of operations to comply with the functional presentation of expenses, consistent with the U.S. GAAP presentation.
Notes to the Financial Statements
Note 1. Background and Summary of Significant Accounting Policies
Basis of Preparation
9.	We note that you are relying on the accommodation provided in Instruction G of Form 20-F regarding the omission of certain required financial statements. Please revise your filing to assert by an explicit and unreserved statement that your financial statements were prepared in compliance with both International Financial Reporting Standards and the Australian equivalent to International Financial Reporting Standards. Refer to the guidance found in Instruction G of Form 20-F and Item II(A) and footnote 22 of SEC Release No. 33-8567 found on our website at www.sec.gov.

The Company modified the disclosure in Note 1 to the unaudited interim financial statements to include an explicit and unreserved statement that the financial statements were prepared in compliance with both International Financial Reporting Standards and the Australian equivalent to International Financial Reporting Standards.

10.	Further to the above, we note that you have prepared your financial statements in accordance with AASB standards and Urgent Issues Group interpretations that were issued and effective, or issued and early adopted at January 1, 2005.
•	Please tell us why you did not prepare your financial statements in accordance with the IFRS standards that were published as of the date that you issued your financial information (i.e., “IFRS as Published”). That is, as of the date that your interim financial statements were filed with the SEC.

Curtis, Mallet-Prevost, Colt & Mosle LLP Attorneys and Counsellors at Law	Page 6	Ms. Peggy Fisher, Esq. August 14, 2006
•	Tell us why you did not provide the appropriate cautionary language in this regard.
Refer to the guidance in SEC Release No. 33-8567 and Questions 5 and 6 of Appendix B of the May 2005 Highlights of the AICPA International Practice Task Force.
The Company respectfully advises the Staff that the January 1, 2005 date is not correct. Rather, the Company prepared its financial statements in compliance with IFRS standards that were published as of June 29, 2006, the date that the interim financial statements were filed with the SEC on Form F-3. The disclosure in Note 1 to the unaudited interim financial statements has been amended accordingly. The Company has provided the appropriate cautionary language in “Basis of preparation” of Note 1 to the unaudited interim financial statements.
Note 9. Impacts of the Adoption of A-IFRS
11.	Reference is made to adjustment (e). Please tell us and revise your filing to disclose if you tested goodwill for impairment at the date of transition to A-IFRS. Refer to the guidance in paragraph B1 of Appendix B to IFRS 1.

The Company modified the disclosure in Note 9 to the unaudited interim financial statements to disclose that, at the date of transition to A-IFRS, there was no goodwill recognized by the Company. As such, no impairment test was undertaken in relation to goodwill at that time.

12.	Reference is made to adjustment (f). Please revise your filing to include the disclosures required by paragraphs 44 and 45 of IFRS 2 for all grants of equity instruments to which IFRS 2 has not applied such as equity instruments granted on or before November 7, 2002. Refer to the guidance in paragraph 25B of IFRS 1.

The Company added Note 10, Share-based Payments, to include the disclosures required by paragraphs 44 and 45 of IFRS 2 for all grants of equity instruments, including those to which IFRS 2 has not been applied. To avoid duplication, the Company added the incremental disclosures required by SFAS 123R to this footnote and deleted the separate SFAS 123R footnote previously included in Note 13 to the unaudited interim financial statements.
Note 12. Reconciliation to U.S. GAAP
13.	Please tell us and revise your filing to disclose how your accounting under U.S. GAAP differs from your accounting under A-IFRS for the following areas:
•	Principles of consolidation including your accounting policy for step acquisitions;

•	Accounting for receivables;

•	Accounting for impairment of goodwill and long-lived assets;

•	Accounting for current and deferred income taxes; and

Curtis, Mallet-Prevost, Colt & Mosle LLP Attorneys and Counsellors at Law	Page 7	Ms. Peggy Fisher, Esq. August 14, 2006
•	Provisions.
Within your discussion, please explain why you did not include a discussion of a difference or present a reconciling item to reflect that difference.

In response to the Staff’s comment, the Company modified the disclosure in Note 12 to unaudited interim financial statements to include a discussion of each of the areas identified above.

14.	Reference is made to adjustment (g). We note from page F-17 that you issued 665,000 ADSs at a price of US$6.50 and simultaneously issued three-year warrants exercisable for 133,000 ADSs at $12.50 per ADS. We further note that you issued a convertible note of US$15 million with detachable warrants over 633,803 ADSs. On page 22 you disclose that there are registration rights agreements associated with these securities including the warrants that include penalties and liquidated damage clauses and that you are under default under these agreements. We note that you accounted for the warrants as a separate component of equity under your A-IFRS accounting policy. Please refer to the guidance provided in the Division of Corporation Finance’s Current Accounting and Disclosure Issues Outline at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf and address the following:
•	Please revise your filing to clearly describe the material terms of the registration rights agreements in the notes, including the conditions under which you would be required to pay liquidated damages. Please also revise your discussion in liquidity and capital resources to discuss the penalties.

•	Please tell us and disclose how you are accounting for the liquidated damage clauses under U.S. GAAP. Refer to the guidance provided in EITF 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to Issue No. 00-19. Discuss how your accounting policy impacted your classification of and accounting for (a) the three-year warrants issued for 133,000 ADSs at US$12.50 per ADS in the PIPE and (b) the six-year warrants issued for 633,803 ADSs at US$7.20 per ADS with the convertible note.
The Company modified the disclosure to describe the material terms of the registration rights agreements and discuss the penalties.
The Company accounts for the financial instrument and registration rights agreement separately as freestanding instruments, which is consistent with one of the alternatives discussed in Issue Summary No. 1 to EITF Issue 05-4, The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to No. 00-19. On that basis, the accounting treatment of the registration rights agreement has no impact on the classification and accounting for the (a) the three-year warrants issued for 133,000 ADSs at US$12.50 per ADS in the PIPE, and (b) the six-year warrants issued for 633,803 ADSs at US$7.20 per ADS with the convertible note.

Curtis, Mallet-Prevost, Colt & Mosle LLP Attorneys and Counsellors at Law	Page 8	Ms. Peggy Fisher, Esq. August 14, 2006
The Company records a liability for the penalties payable pursuant to the liquidated damages clause per the registration rights agreement in the period in which the penalty is triggered. The Company believes the registration rights agreement does not meet the definition of a derivative in accordance with SFAS 133, Accounting for Derivative Instruments and Hedging Activities.

The Company modified the disclosure in Note 12 to the unaudited interim financial statements to disclose its accounting policy for the registration rights agreement.

15.	With respect to the convertible note issued on November 16, 2005, please respond to the following comments:
•	We note that you are required to hold a net cash balance in excess of 30% of the amount of the note outstanding. Please tell us why you have not reflected restricted cash on your balance sheet under U.S. GAAP.

•	We note that the conversion feature of the note includes a variable conversion price. Please tell us about your analysis of the conversion under EITF 00-19, including paragraphs 19 - 24, in determining that the company has sufficient authorized and unissued shares.
The Company reconsidered the restricted cash requirement in accordance with the terms of the convertible note and modified the U.S. GAAP condensed balance sheet to segregate the restricted cash in light of the legal restrictions.
In accordance with EITF 00-19, the Company determined that the conversion feature of the convertible note cannot be accounted for as equity as the provisions of the note agreement could require net-cash settlement. Accordingly, the conversion feature is classified as a liability and marked-to-market at each balance sheet date.
The Company supplementally advises the Staff that Australia (pSivida’s country of incorporation) does not have the concept of ‘authorized’ capital as in the United States. As the shareholders approved the issuance of the convertible note on November 15, 2005, all equity instruments to be issued on the conversion of the note, on the conversion of the warrants or any other conversion or issue of securities in any way related to the convertible note, do not require further shareholder approval and therefore there is no restriction on the Company in issuing the shares, despite the variable conversion price. On that basis, the Company is able to assert that it will have sufficient authorized and unissued shares to settle the conversion option.
Note 14. U.S. GAAP Condensed Financial Information
16.	We note that you have utilized the “U.S. GAAP Condensed Information Option” to satisfy the interim financial information requirements for registration statements that are effective more than nine months after year end and have presented a condensed balance sheet and income statement prepared in accordance with U.S. GAAP on a level of detail consistent with Article 10 of Regulation S-X. However, you did not present

Curtis, Mallet-Prevost, Colt & Mosle LLP Attorneys and Counsellors at Law	Page 9	Ms. Peggy Fisher, Esq. August 14, 2006
the applicable footnotes for these condensed financial statements. Please revise your filing to include the applicable footnotes to these condensed financial statements prepared under U.S. GAAP. Refer to the guidance in Question 9 of Appendix B of the May 2005 Highlights of the AICPA International Practice Task Force.
In response to the Staff’s comment, the Company revised the Registration Statements to include applicable footnotes to the condensed financial statements prepared under U.S. GAAP.
Part II. Information Not Required in Prospectus
Constitution
17.	We note from your disclosure that the Australian Corporations Act 2001 permits companies in Australia to indemnify their current auditor for costs incurred in successful defense of claims. It appears that this provision is also included in your constitution.
•	Revise the section to clarify whether you have provided any indemnification to your current auditors and, if so, revise the Experts section to fully describe the indemnification arrangement.

•	Tell us how you and your auditors concluded that such an indemnification does not impair the independence of your auditors.

•	Otherwise, please provide confirmation from the company and its auditors that no actual indemnification has been provided or sought, to acknowledge that such indemnifications are deemed to be unenforceable under US securities laws, and to undertake not to provide or seek indemnification in the future. Revise this section of the filing to disclose that information.
The Company modified the disclosure in Item 8 of Part II to clarify that the Company has not provided any indemnification to its current auditor. An indemnification clause was specifically excluded from the terms of engagement letter agreed between the Company’s Audit Committee and the auditor and such a term will not be included in any future terms of engagement with an auditor of the Company.
Amendment 1 to Form F-3 Filed on June 29, 2006, file number 333-132777 and Form F-3 Filed on June 29, 2006, file number 333-135428
18.	Please amend these registration statements on Form F-3 to address the comments issued in this letter.

The Company has amended each of the Registration Statements to address the comments issued in this letter.

Curtis, Mallet-Prevost, Colt & Mosle LLP Attorneys and Counsellors at Law	Page 10	Ms. Peggy Fisher, Esq. August 14, 2006
Form 6-K furnished on May 12, 2006 and Incorporated by Reference
3.4 Financial Impact
19.	You present a pro forma balance sheet as of December 31, 2005 to reflect the maximum amount of proceeds you could have received in the rights offering. Pro forma financial statements may not reflect the receipt or application of offering proceeds, except (a) to the extent of a firm commitment from underwriter, (b) to the extent of the minimum in a best-efforts minimum/maximum offering, and (c) in a best-efforts all-or-none offering. Since none of these exceptions appear to apply in this situation, please revise so that you do not include or incorporate by reference this pro forma statement in your Form F-3, or advise us.

The Company modified the disclosure under Incorporation by Reference to remove the incorporation by reference to the pro forma financial statements included in the Form 6-K furnished on May 12, 2006.

20.	Furthermore, in footnote (a) to the pro forma information and in the first column header, you refer to the information as reviewed. Please respond to the following:
•	As it appears that the December 31, 2005 balance sheet column was not reviewed by your auditors but, rather, was derived from financial statements that were reviewed by your auditors, please remove the “reviewed” label and revise the filing to correct the disclosure. Otherwise, please note that it would not be appropriate to label the first column as “reviewed” unless that statement was reviewed in accordance with generally accepted auditing standards in the U.S. for reviews, including applicable notes, and by including the review report to which you refer in the Form 6-K.

•	While you are not required to refer to a review report, when you do so, you should include the review report in the document. Please note that any review report included should be from an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards in the U.S. In addition, a consent from your auditors for the inclusion of the report will be required.
The Company has revised, by means of an amendment to its Form 6-K furnished contemporaneously with this letter, the Supplemental Disclosure to remove the “reviewed” labeled from the first column header and modified footnote (a) to the pro forma information to delete the reference to a review.
Form 6-K furnished on March 16, 2006 and Incorporated by Reference
21.	We note that you incorporate by reference your December 31, 2005 and 2004 financial statements from your Form 6-K furnished on March 16, 2006. You also include these

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financial statements in the Form F-3 and those statements reflect a restatement of your A-IFRS financial statements. Please revise the filing to either:
a)	remove your incorporation by reference of the financial statements included in this Form 6-K, or

b)	include a section explaining why you include both sets of financial statements and discuss, or cross-reference to, any significant differences between the two sets of financial statements to allow a reader to understand the nature and magnitude of those changes.
The Company modified the disclosure under Incorporation by Reference to remove the incorporation by reference to the financial statements included in the Form 6-K furnished on March 16, 2006.

22.	You include a review report form Deloitte Touche Tohmatsu in accordance with Australian Auditing Standards applicable to review engagements. While you are not required to include, or incorporate by reference a review report unless you otherwise refer to the report, when you do include the review report it should be from an independent public accountant using professional standards and procedures for conducting such reviews, as established by generally accepted auditing standards in the U.S. In addition, please name the auditors in the experts section and include their consent in the filing.

As stated in the Company’s response to comment # 21 above, the Company modified the disclosure under Incorporation by Reference to remove the incorporation by reference to the financial statements included in the Form 6-K furnished on March 16, 2006. Consequently, this comment is no longer applicable.
Should you have any questions or comments pertaining to the response above, please contact the undersigned at (212) 696 8880 or Lawrence Goodman at (212) 696 6099.
Thank you for your attention and efforts in this matter.
Very truly yours,
/s/ Peter F. Stewart

cc:	Mr. Michael J. Soja
Mr. Aaron Finlay
Lori Freedman, Esq.
Lawrence Goodman, Esq.